Corporate Communications

Holcim
Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Media release

Operational efficiency and acquisitions drive strong increase in Group results.

- Higher sales volumes across all segments.
- Net sales up 38 percent to CHF 10.879 billion.
- 33 percent rise in operating EBITDA to CHF 2.717 billion.
- Operating profit advances 34 percent to CHF 1.941 billion.
- Net income increases 44 percent to CHF 1.088 billion.

August 24, 2006

Holcim on growth track
In the first six months of 2006, Holcim produced further organic growth and improved its financial performance. Contributing factors include the generally favorable market environment, the enhanced scope of consolidation, and greater operational efficiency.

Against the backdrop of favorable global economic development, the construction industry produced a solid performance in most regions. Among the few exceptions were a small number of Asian countries, in which political uncertainties in particular impaired economic growth. By contrast, the demand for building materials in North and Latin America remained very robust, and in Europe the building industry continued to gain strength. The level of demand in North and South Africa remained satisfactory.

Holcim's sales increased in all segments and Group regions. Consolidated cement sales rose by 24.8 percent to 65.5 million tonnes. Thanks to the consolidation of the recent acquisitions in India, Group region Asia Pacific recorded by far the largest sales growth of all regions, followed by Latin America and North America. Increases in Europe and Group region Africa Middle East were more moderate.

Sales of aggregates and ready-mix concrete also improved sharply, the former up by 23.9 percent to 84.6 million tonnes and the latter by 20.3 percent to 20.7 million cubic meters. Group regions Europe and North America posted impressive increases in these two segments because the quantities supplied by Aggregate Industries were consolidated only from the second quarter of 2005 on. Sales volumes of ready-mix concrete were boosted particularly by strong demand in Mexico and in other Latin American markets as well as in India.

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Group in million CHF	January – June 2006	January – June 2005[1]	+/-%	April – June 2006	April – June 2005[1]	+/-%
Net sales	10,879	7,870	+38.2	6,251	5,140	+21.6
Operating EBITDA	2,717	2,037	+33.4	1,716	1,379	+24.4
Operating profit	1,941	1,448	+34.0	1,314	1,037	+26.7
Net income	1,088	757	+43.7	815	596	+36.7
Cash flow from operating activities	816	686	+19.0	923	609	+51.6

1 Adjusted in line with IAS 21 amended.

Consolidated net sales rose by 38.2 percent to CHF 10.879 billion, and operating EBITDA increased by 33.4 percent to CHF 2.717 billion.

All Group regions achieved a significant improvement in operating results. Thanks to the greater scope of consolidation, growth was strongest in Group region Asia Pacific with 118.8 percent, followed by North America with 22.9 percent, Europe with 20.6 percent, Latin America with 18.3 percent and Africa Middle East with 10.7 percent. Moreover, Group internal operating EBITDA growth of 13.4 percent was noticeably higher than the long-term average of 5 percent. After stripping out acquisition and currency effects, the EBITDA margin improved to 26.4 percent (first half of 2005: 25.9), despite a huge increase in energy costs. Including the changes in the scope of consolidation and in product mix, the EBITDA margin was, as might be expected, somewhat lower at 25 percent. Consolidated operating profit rose by 34 percent to CHF 1.941 billion, and cash flow from operating activities improved to CHF 816 million (first half of 2005: 686). Net income was 43.7 percent higher at CHF 1.088 billion, and the share of net income attributable to equity holders of Holcim Ltd increased by 29.7 percent to CHF 821 million.

European building industry on the up

In the first half of 2006, the European construction industry continued to gather steam. New orders rose in practically all markets in this region in which Holcim operates. In western Europe, Spain and France reported robust consumption, and demand for building material was also strong in the Benelux countries and Switzerland. The mood looked somewhat brighter in the German construction sector, prompting a slight increase in cement consumption for the first time in years. In the UK, housing construction in particular achieved healthy levels. A continued strong building boom characterized the markets in central Europe. Building activity in southeastern Europe matched the solid growth rates seen in the preceding years.

In Spain, Holcim again posted very high sales volumes. The local Group company focused its operations increasingly on high-margin product segments. Holcim France Benelux recorded higher sales in northern and eastern France and benefited from the recovery in demand in Belgium and the Netherlands. Thanks to the expansion in production capacity at Dunkirk, sales of blended cements in particular increased appreciably. Holcim Germany also benefited from the improvement in the market environment in the north of the country, selling more ready-mix concrete in particular. Despite lackluster margins, the Italian Group company increased deliveries of aggregates and ready-mix concrete. Holcim Switzerland reported sales increases, above all in cement and aggregates. Holcim Baden-Württemberg posted noticeably higher sales. The largest percentage expansion in central and southeastern Europe was achieved by the Group companies in Bulgaria, Croatia, Romania and Serbia. Aggregate Industries UK profited from stable sales of aggregates and rising demand for ready-mix concrete. Delays in road maintenance and construction projects caused a decline in deliveries of asphalt.

Overall, consolidated sales of cement in the Group region Europe rose by 3.4 percent to 15.4 million tonnes. Above-average sales increases were seen in aggregates, up 24.4 percent to 44.3 million tonnes, and in ready-mix concrete, 18.5 percent higher at 9.6 million cubic meters. This strong gain is attributable for the most part to Aggregate Industries, whose results were fully consolidated only from April 2005.

Europe in million CHF	January – June 2006	January – June 2005	+/-%	April – June 2006	April – June 2005	+/-%
Net sales	3,980	3,066	+29.8	2,328	2,152	+8.2
Operating EBITDA	890	738	+20.6	599	563	+6.4
Operating profit	625	522	+19.7	463	430	+7.7

Operating EBITDA increased by 20.6 percent to CHF 890 million; internal operating EBITDA grew by 10.3 percent. The performance of the Group companies in France, Spain, Russia and southeastern Europe has improved appreciably. Achieving a higher contribution to earnings, Holcim Germany moved in the right direction.

In the period under review, Aggregate Industries successfully concluded negotiations on the acquisition of UK building materials group Foster Yeoman. This takeover will decisively strengthen the aggregates and asphalt operations in the UK. Foster Yeoman will be consolidated upon completion of the acquisition in the second half of 2006.

Demand for cement remains strong in North America

Despite the slowdown in US residential building, the construction industry continues to expand robustly, as evidenced by yet another rise in demand for building materials. Industrial and commercial construction witnessed strong growth, while investment in public infrastructure also increased. While sales generally held up well in the mild winter months, heavy rains in the states of Massachusetts, Michigan and Indiana hampered construction activity in the second quarter.

In Canada too, demand for products has risen across all segments, driven by programs to expand transport infrastructure as well as supply grids, by numerous industrial projects, and by housing construction, which was more robust than anticipated.

In this very favorable economic environment, consolidated supplies of cement in Group region North America increased again, this time by 8.8 percent to 8.7 million tonnes.

Both Holcim US and St. Lawrence Cement succeeded in lifting cement production further. To meet the high demand, greater quantities of clinker and cement nonetheless had to be imported. In addition, St. Lawrence Cement utilized the recently expanded port facilities at the Camden site to boost imports of granulated slag used in the manufacture of GranCem® products.

The jump in sales volumes reflected the consolidation of the aggregate and ready-mix concrete deliveries of Aggregate Industries US. In North America, consolidated sales of aggregates rose by 31.4 percent to 27.2 million tonnes and of ready-mix concrete by 26.1 percent to 2.9 million cubic meters.

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North America in million CHF	January – June 2006	January – June 2005	+/-%	April – June 2006	April – June 2005	+/-%
Net sales	2,376	1,700	+39.8	1,492	1,295	+15.2
Operating EBITDA	376	306	+22.9	299	263	+13.7
Operating profit	217	194	+11.9	218	192	+13.5

In its operating results, Group region North America has taken a great step forward. Operating EBITDA was CHF 376 million (first half of 2005: 306). Thanks to the favorable market environment, Holcim US and St. Lawrence Cement were able to increase sales revenues, and Aggregate Industries US also benefited from better prices. Internal operating EBITDA of Group region North America grew by 25.5 percent.

In June, Aggregate Industries acquired the Meyer Material Company, a leading supplier of aggregates, ready-mix concrete and concrete paving in the Greater Chicago region. This company has been fully consolidated since July.

Unbroken growth momentum in Latin America

The pace of economic recovery in Latin America picked up in the first half of the year. Apart from stronger domestic consumption, the export sector also functioned as a growth engine in many countries. Higher global prices for commodities and agricultural products led to significantly higher export revenues in the region. The building industry benefited from this, and consumption of cement rose in all of the markets that Holcim supplies. Investment spending was focused on public and private housing construction and the expansion of the transport networks and supply infrastructure.

Holcim Apasco in Mexico took advantage of the increase in construction activity by public bodies in the run-up to the presidential election to improve sales in all segments. Over and above this, there was a modest rise in exports of clinker and cement. In Central America, the completed integration of Cemento de El Salvador enabled Holcim to optimize parts of the regional distribution network. This development made it possible for the Group company to increase deliveries of cement and clinker to Honduras and Nicaragua. Sales by Panamá Cement achieved another notable increase thanks to tax relief in private residential construction and to the modernization of port facilities.

The Group company in Venezuela benefited from high volumes of domestic orders; in Ecuador, the generally healthy state of the market led Holcim Ecuador to expand cement deliveries. Sales also held up well in Colombia, although the recovery in prices remains very sluggish. The Brazilian Group company saw stronger demand and an increase in sales in all segments – albeit at lower prices. In Argentina, cement production reached its highest level in six years on the back of an uninterrupted building boom. The construction industry also remained robust in Chile; both Minetti and Cemento Polpaico achieved gratifying results, in particular on sales of cement and ready-mix concrete.

Thanks to the positive trend in sales volumes of all Group companies, consolidated cement sales in Group region Latin America rose by 13.2 percent to 12.9 million tonnes. Sales of aggregates and ready-mix concrete recorded increases of 8.6 percent to 6.3 million tonnes and 19.5 percent to 4.9 million cubic meters, respectively. Deliveries in all three segments were substantially higher, particularly in Mexico and Brazil.

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Latin America in million CHF	January – June 2006	January – June 2005	+/-%	April – June 2006	April – June 2005	+/-%
Net sales	1,816	1,464	+24.0	890	789	+12.8
Operating EBITDA	646	546	+18.3	317	296	+7.1
Operating profit	520	426	+22.1	257	234	+9.8

The operating EBITDA of Group region Latin America increased 18.3 percent to CHF 646 million. Practically all Group companies helped to drive the stronger performance. Holcim Apasco and Holcim Ecuador achieved the strongest earnings growth. By contrast, Holcim Brazil reported an operating loss as a result of the considerable pressure on prices, and significantly higher energy prices squeezed results at Minetti. Internal operating EBITDA of Group region Latin America grew by 11.7 percent.

Solid demand for building materials in Group region Africa Middle East

The building materials markets in which Holcim operates in Group region Africa Middle East have reported solid results, although consumption growth across the region has been uneven. Construction activity remained buoyant in North and South Africa in particular.

In Morocco, motorway construction, public housing building programs and investment in the tourism sector boosted deliveries of cement and ready-mix concrete. The new packing and distribution facility near Settat has improved the company's supply chain management in the growing cement markets in the Casablanca region. Egyptian Cement sales benefited from stronger domestic demand and enhanced pricing power. Domestic consumption in Lebanon contracted, but exports of cement and clinker bolstered the utilization of production capacity at the plant in Chekka. Modest growth impetus in the Greater Beirut area translated into an increase in ready-mix concrete sales.

In the Indian Ocean, road and housing construction on La Réunion resulted in higher sales of aggregates and ready-mix concrete. In Madagascar, deliveries of cement rose only marginally. In West Africa, construction activity picked up a little from the previous low level. Once again, the output of Holcim South Africa exceeded the previous year's record on the back of stronger sales, especially in the cement and aggregates segments.

For Group region Africa Middle East as a whole, cement sales rose by 1.4 percent to 7.3 million tonnes. Deliveries of aggregates and ready-mix concrete increased by 17.4 percent to 5.4 million tonnes and by 20 percent to 1.2 million cubic meters, respectively.

Africa Middle East in million CHF	January – June 2006	January – June 2005	+/-%	April – June 2006	April – June 2005	+/-%
Net sales	1,005	859	+17.0	539	480	+12.3
Operating EBITDA	322	291	+10.7	171	164	+4.3
Operating profit	278	250	+11.2	150	143	+4.9

The profitability of Group region Africa Middle East improved sharply in the first half of 2006. Operating EBITDA increased by 10.7 percent to CHF 322 million. Internal operating EBITDA growth came to 9.8 percent. All Group companies contributed to this good result. Particular mention must be made of the noticeably higher earnings reported by the Group companies in Morocco, Egypt, South Africa and the Indian Ocean.

In the period under review, the construction of the new cement plant south of Casablanca proceeded according to plan. The ultramodern and environmentally efficient plant will have an annual capacity of 1.7 million tonnes of cement and come into operation in the second half of 2007.

Robust development in India strengthens Group region Asia Pacific
In the first half of the year, growth slowed, at least temporarily, in some Holcim markets in Group region Asia Pacific. Political uncertainty in Thailand and Indonesia in particular had a dampening effect on investment activity in the first half, which in turn led to a falloff in sales. However, demand for building materials held up well in India and China, the two regional powerhouses.

The Group companies in India – ACC, Ambuja Cement Eastern and Gujarat Ambuja Cements – were able to substantially expand sales volumes. The main stimulus came from residential and industrial construction and major infrastructure projects. Holcim Sri Lanka and Holcim Bangladesh both reported higher sales, as did Huaxin Cement (not yet consolidated) in China.

Exports of cement and clinker by Siam City Cement in Thailand offset practically the entire decline in sales in the domestic market. The company also stepped up deliveries of ready-mix concrete to the Greater Bangkok area. Holcim Vietnam focused on high-margin markets, well aware that this would mean a dip in quantities sold. The Group company on the Philippines achieved a stable level of domestic sales. However, a production outage at the Davao plant led to a reduction in exports. In Indonesia, activity in the construction industry slowed perceptibly, and despite rising exports the Group company's sales volumes were sharply lower. Cement Australia also felt the slowdown in demand for building materials, and sales fell marginally on the year-back level. Bad weather depressed sales at Holcim New Zealand somewhat. By contrast, sales of cement in Malaysia and Singapore held up well.

The sharp increase in cement sales by 66.4 percent to 24.3 million tonnes is attributable to the recent consolidation of companies in India. In the aggregates segment, sales volumes declined by 12.5 percent to 1.4 million tonnes on account of portfolio adjustments. On the other hand, sales of ready-mix concrete increased, up by 23.5 percent to 2.1 million cubic meters. This is primarily a consequence of the integration of the new positions in several major Indian agglomerations and of the enhanced vertical integration centered on Bangkok and Ho Chi Minh City.

Asia Pacific in million CHF	January – June 2006	January – June 2005	+/-%	April – June 2006	April – June 2005	+/-%
Net sales	2,080	1,093	+90.3	1,218	598	+103.7
Operating EBITDA	582	266	+118.8	365	149	+145.0
Operating profit	404	171	+136.3	263	99	+165.7

In this Group region, operating EBITDA rose sharply by 118.8 percent to CHF 582 million. The much stronger result is due to additions to the scope of consolidation as well as more stable sales prices and the progress made in cost cutting at many Group companies. Internal operating EBITDA rose by 2.4 percent.

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In April and May, Holcim further strengthened its position in India with two transactions. First Holcim launched a mandatory offer to acquire another 20 percent interest in Gujarat Ambuja Cements. Then Holcim initiated the merger of Ambuja Cement Eastern, in which Holcim already had a controlling interest. After completion of this merger, Holcim will hold approximately 23 percent of the share capital of Gujarat Ambuja Cements. In June, Ambuja Cement India Ltd. increased its stake in ACC to 35.3 percent through purchases on the stock market.

In China, Holcim is making progress in its efforts to acquire a majority holding in Huaxin Cement. After the Board of Directors and the General Meeting approved the capital increase and the assignment of the majority holding in Huaxin Cement to Holcim, the local and provincial authorities granted the necessary authorizations. The file has been sent to the appropriate offices of the central government and the stock exchange supervisory agency for final approval. Holcim expects this complex takeover process to be completed this year.

Further growth in 2006

Despite greater uncertainty surrounding developments in oil prices and interest rates and the unsettled situation in the Middle East, Holcim expects a favorable global construction cycle also in the second half of the year. The solid positioning and the rapid integration into the Group of all newly acquired companies create a solid basis for the continued generation of further substantial added value. The Board of Directors and Executive Committee herewith confirm the Group forecasts announced in May 2006 that internal operating EBITDA growth will once again exceed the long-term average of 5 percent.

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Key figures

Group Holcim January – June		2006	2005 [1]	+/-%	+/-% local currency
Annual production capacity cement	million t	193.8	160.4 [2]	+20.8	
Sales of cement	million t	65.5	52.5	+24.8	
Sales of mineral components	million t	2.6	2.3	+13.0	
Sales of aggregates	Million t	84.6	68.3	+23.9	
Sales of ready-mix concrete	million m3	20.7	17.2	+20.3	
Sales of asphalt	million t	6.1	4.0	+52.5	
Net sales	million CHF	10,879	7,870	+38.2	+33.2
Operating EBITDA	million CHF	2,717	2,037	+33.4	+28.5
Operating EBITDA margin	%	25.0	25.9		
EBITDA	million CHF	2,807	2,098	+33.8	+29.3
Operating profit	million CHF	1,941	1,448	+34.0	+29.2
Operating profit margin	%	17.8	18.4		
Net income	million CHF	1,088	757	+43.7	+38.8
Net income margin	%	10.0	9.6		
Net income – equity holders of Holcim Ltd	million CHF	821	633	+29.7	+25.4
Cash flow from operating activities	million CHF	816	686	+19.0	+17.2
Cash flow margin	%	7.5	8.7		
Net financial debt	million CHF	12,240	12,693 [2]	-3.6	-0.7
Total shareholders' equity	million CHF	17,563	14,250 [2]	+23.2	+29.7
Gearing [3]	%	69.7	89.1 [2]		
Personnel	30.6.	89,405	59,901 [2]	+49.3	
Earnings per dividend-bearing share [4]	CHF	3.52	2.77	+27.1	+22.8
Fully diluted earnings per share [4]	CHF	3.47	2.73	+27.1	+22.8
Cash earnings per dividend bearing share [4] [5]	CHF	3.74	2.89	+29.4	+25.1
Principal key figures in USD (illustrative) [6]					
Net sales	million USD	8,566	6,504	+31.7	
Operating EBITDA	million USD	2,139	1,683	+27.1	
Operating profit	million USD	1,528	1,197	+27.7	
Net income – equity holders of Holcim Ltd	million USD	646	523	+23.5	
Cash flow from operating activities	million USD	643	567	+13.4	
Net financial debt	million USD	9,951	9,616 [2]	+3.5	
Total shareholders' equity	million USD	14,279	10,795 [2]	+32.3	
Earnings per dividend-bearing share [4]	USD	2.77	2.29	+21.0	
Cash earnings per dividend bearing share [4] [5]	USD	2.94	2.39	+23.0	
Principal key figures in EUR (illustrative) [6]					
Net sales	million EUR	6,974	5,077	+37.4	
Operating EBITDA	million EUR	1,742	1,314	+32.6	
Operating profit	million EUR	1,244	934	+33.2	
Net income – equity holders of Holcim Ltd	million EUR	526	408	+28.9	
Cash flow from operating activities	million EUR	523	443	+18.1	
Net financial debt	million EUR	7,796	8,137 [2]	-4.2	
Total shareholders' equity	million EUR	11,187	9,135 [2]	+22.5	
Earnings per dividend-bearing share [4]	EUR	2.26	1.79	+26.3	
Cash earnings per dividend bearing share [4] [5]	EUR	2.40	1.86	+29.0	

[1] Adjusted in line with IAS 21 amended.
[2] As of December 31, 2005.
[3] Net financial debt divided by total shareholders' equity.
[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.
[5] Excludes the amortization of other intangible assets.
[6] Income statement figures translated at average rate; balance sheet figures at closing rate.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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This media release, the half-year report 2006 and results presentation can be downloaded from www.holcim.com/presentations